LINGERIE FIGHTING CHAMPIONSHIPS, INC.
6955 North Durango Drive
Suite 1115-129
Las Vegas, Nevada 89149

August 20, 2015

By EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Justin Kisner, Esq.

Re:            Lingerie Fighting Championships, Inc.
                                                                      Registration Statement on Form S-1
                                              Filed July 24, 2015
                      File No. 000-205833

Ladies and Gentlemen:

In response to your oral comments given by phone on August 17, 2015 to our counsel regarding the above referenced filing, we have amended the registration statement as follows:

1. Update the information to include the six months ended June 30, 2015.

We have included the financial statements for the six months ended June 30, 2015 and have updated the prospectus to reflect the updated financial information.

2. Since your initial program, Lingerie Fighting Championships 20, has already occurred, please amend the prospectus to show that the program has been held.

We have updated the information in the prospectus to reflect that we held Lingerie Fighting Championships 20: A Midsummer Night’s Dream on August 8, 2015 at The Joint venue at the Hard Rock Hotel and Casino in Las Vegas and to provide information on the program.

Please feel free to contact us if you have any further questions.

Sincerely,

/s/ Terry Butler
Terry Butler
Chief Financial Officer